UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Jason Stolarczyk
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2127
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2016 FIRST QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – April 20, 2016 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest global pure-play network cybersecurity vendor, today announced its financial results for the first quarter ended March 31, 2016.

First Quarter 2016:

•	Total Revenue: $404 million, representing a 9 percent increase year over year
•	Non-GAAP Operating Income: $224 million, representing 55 percent of revenues
•	Non-GAAP EPS: $1.06, representing an 11 percent increase year over year
•	Deferred Revenues: $883 million, representing a 14 percent increase year over year

“Revenues grew nine percent while non-GAAP earnings per share achieved eleven percent growth and exceeded our projections.  This success was driven primarily by advanced threat prevention capabilities which was evident in our subscription revenue growth,” said Gil Shwed, founder and chief executive officer of Check Point Software Technologies, “In addition, our newly announced high-end and datacenter security appliances, optimized to deliver next generation threat prevention, got off to a great start in the marketplace.”

Financial Highlights for the First Quarter of 2016:
•	Total Revenue: $404 million compared to $373 million in the first quarter of 2015.
•	GAAP Operating Income: $202 million compared to $197 million in the first quarter of 2015.
•	Non-GAAP Operating Income: $224 million compared to $216 million in the first quarter of 2015.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $167 million compared to $161 million in the first quarter of 2015. GAAP earnings per diluted share were $0.95 compared to $0.86 in the first quarter of 2015.

•	Non-GAAP Net Income: Non-GAAP net income was $187 million compared to $179 million in the first quarter of 2015.
•	Non-GAAP Earnings per Diluted Share: $1.06 compared to $0.95 in the first quarter of 2015.
•	Deferred Revenues: As of March 31, 2016, deferred revenues were $883 million compared to $772 million as of March 31, 2015.
•	Cash Flow: Cash flow from operations of $324 million compared to $285 million in the first quarter of 2015.
•	Share Repurchase Program: During the first quarter of 2016, the company repurchased 3.13 million shares at a total cost of $247 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,729 million as of March 31, 2016, compared to $3,734 million as of March 31, 2015.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

©2016 Check Point Software Technologies Ltd. All rights reserved     |     P.   2

Business Highlights

Since the beginning of 2016 Check Point introduced new appliances that provide organizations of any size the power to run the most advanced threat prevention that is designed to block the most sophisticated attacks.

Announced after the end of the quarter at CPX Europe in Nice, France:

1400 Appliance Series – Designed to be operated in small businesses and branch offices. The appliances include a simple web user interface for setup and the ability to be controlled centrally in very large scale deployments.

3000 & 5000 Appliance Series –Targeted at small to mid-size enterprise sites and providing the power to run comprehensive threat prevention capabilities - including full inspection of encrypted data.

During the quarter we announced:

15000 Appliance Series – Designed for large enterprise networks with advanced redundancy and flexible networking capabilities.

23000 Appliance Series – Designed for the most demanding networks and data centers and combining highest levels of performance, network modularity and continuous operations capabilities.

R80 Security Management – The new R80 security management platform builds on Check Point’s best-in-class technology that delivers IT leaders the ability to consolidate their security environment, with a unified security policy and automation of security tasks.   It’s scalable, extensible architecture facilitates the management of the most complex environments, including hyper-segmented and highly dynamic networks.

Sandblast Agent – Expansion of the company’s advanced security and zero-day protection technology to PC endpoint devices.  In addition to the proactive protection provided by sandboxing and threat extraction, SandBlast Agent incorporates forensics capabilities to automate incident analysis, providing organizations confidence in effectively responding to current and future threats.

700 Series Small Business Appliances –A small form factor appliance that delivers enterprise-class security optimized and simplified for small businesses. These appliances feature the latest threat prevention capabilities, and are designed to be simple to deploy and easy-to-use with a web-based management platform.

We received the following industry accolades and announced the following partnership:

Number One in Worldwide Firewall Equipment Market Share – Check Point is the leader in worldwide market share in 4Q 2015 for Firewall Equipment, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.1

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 4Q 2015, according to the IDC Worldwide Quarterly Security Appliance Tracker.2

Received Eleventh Recommend from NSS – Check Point’s latest results earned its fifth ‘Recommended’ rating in the NSS Labs Next Generation Firewall Test, delivering top results with the highest block rate (99.8%) from the NSS Labs Exploit Library and tied for the highest security effectiveness score (99.6%).

1 Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 4Q15, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, March 2016. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

2 Source: IDC Worldwide Quarterly Security Appliance Tracker 4Q2015, March 23, 2016.

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CRN Channel Chief Award – CRN®, a brand of The Channel Company, named Check Point President Amnon Bar-Lev to its prestigious list of 2016 Channel Chiefs. The executives on this annual list represent top leaders in the IT channel who excel at driving growth and revenue in their organizations through channel partners.

Check Point achieved a Common Criteria (CC) certification for Check Point R77.30 – This accomplishment adds another significant recognition in Check Point’s list of industry certifications, including the previous Common Criteria certification at Evaluation Assurance Level 4+ (EAL4+) received in December 2013.

Check Point-IBM Partnership – The two companies announced an expanded alliance, including the sharing of threat intelligence, as the security industry moves to a more collaborative approach to defend against cybercrime.

Our security research organization has also continued to expose vulnerabilities in today’s internet infrastructure, which included critical vulnerabilities in mobile equipment and applications, such as:

SideStepper – Check Point disclosed details about SideStepper, a vulnerability that can be used to install malicious enterprise apps on iPhone and iPad devices enrolled with a mobile device management (MDM) solution. The Check Point mobile research team presented details about this vulnerability at Black Hat Asia 2016 in Singapore.

EZCast Vulnerability – The Check Point Research Team identified network security vulnerabilities with EZCast, an HDMI dongle-based TV streamer that converts non-connected TVs into smart TVs. The findings disclosed a hacker’s ability to gain full, unauthorized access to an EZCast subscriber’s home network, thereby compromising personal information and taking control of home devices.

“Since the beginning of 2016 we’ve established a foundation for the next generation of threat prevention. We launched a new family of cybersecurity solutions designed and optimized for delivering true threat prevention at every part of the network in concert with R80, our latest next generation of security management platform. These advancements will allow enterprises of all sizes to stay one step ahead of the threats to their network, mobile and cloud environments”, concluded Shwed.

Second Quarter Investor Conference Participation Schedule:

•	Jeffries 2016 Global Technology, Media and Telecom Conference
May 12, 2016 – Miami, FL

•	Needham & Co. Emerging Technology Conference
May 18, 2016 – New York, NY

•	J.P. Morgan 44th Annual Technology, Media and Telecom Conference
May 25, 2016 – Boston, MA

•	Cowen & Company 44th Annual Technology Media & Telecom Conference
June 1, 2016 – New York, NY

•	Bank of America Merrill Lynch 2016 Global Technology Conference
June 2, 2016 – San Francisco, CA (Meetings Only)

•	Stephens 2016 Spring Conference
June 7, 2016 – New York, NY

•	2016 Baird Global Consumer, Technology & Services Conference
June 8, 2016 – New York, NY

•	Nasdaq 34th Annual Investor Program
June 16, 2016 – London, UK

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Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 20, 2016 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through February 4, 2016 on the company's website or by telephone at +1.201.612.7415, replay ID number 13635266.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest global pure-play network cybersecurity vendor, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2016 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the next generation of threat prevention technologies and solutions that we have developed, the success of the new family of cybersecurity solutions that we have developed, the success of our R80 security management platform and our participation in investor conferences during the second quarter of 2016.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$122,730	$114,297
Software Blades subscriptions	88,128	74,349
Total revenues from products and software blades	210,858	188,646
Software updates and maintenance	193,413	183,930
Total revenues	404,271	372,576

Operating expenses:
Cost of products and licenses	23,039	20,960
Cost of software blades subscriptions	1,818	1,524
Total cost of products and software blades	24,857	22,484
Cost of Software updates and maintenance	19,606	18,670
Amortization of technology	546	176
Total cost of revenues	45,009	41,330

Research and development	42,334	35,524
Selling and marketing	91,758	76,016
General and administrative	22,949	22,691
Total operating expenses	202,050	175,561

Operating income	202,221	197,015
Financial income, net	9,948	8,038
Income before taxes on income	212,169	205,053
Taxes on income	44,747	44,170
Net income	$167,422	$160,883

Basic earnings per share	$0.97	$0.88
Number of shares used in computing basic earnings per share	173,401	183,116

Diluted earnings per share	$0.95	$0.86
Number of shares used in computing diluted earnings per share	176,986	187,640

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)

GAAP operating income	$202,221	$197,015
Stock-based compensation (1)	18,217	17,777
Amortization of intangible assets and acquisition related expenses (2)	3,294	1,286
Non-GAAP operating income	$223,732	$216,078

GAAP net income	$167,422	$160,883
Stock-based compensation (1)	18,217	17,777
Amortization of intangible assets and acquisition related expenses (2)	3,294	1,286
Taxes on the above items (3)	(1,843)	(1,104)
Non-GAAP net income	$187,090	$178,842

Diluted GAAP Earnings per share	$0.95	$0.86
Stock-based compensation (1)	0.10	0.09
Amortization of intangible assets and acquisition related expenses (2)	0.01	-
Taxes on the above items (3)	-	-
Diluted Non-GAAP Earnings per share	$1.06	$0.95

Number of shares used in computing diluted Non-GAAP earnings per share	176,986	187,640

(1) Stock-based compensation:
Cost of products and licenses	$17	$14
Cost of software updates and maintenance	421	314
Research and development	2,846	2,379
Selling and marketing	2,243	3,596
General and administrative	12,690	11,474
	$18,217	$17,777

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	$176
Research and development	1,897	455
Selling and marketing	851	655
	$3,294	$1,286

(3) Taxes on the above items	$(1,843)	$(1,104)

Total, net	$19,668	$17,959

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	March 31,	December 31,
	2016	2015
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$244,008	$192,312
Marketable securities and short-term deposits	1,126,987	1,091,915
Trade receivables, net	246,714	410,763
Prepaid expenses and other current assets	47,893	40,844
Total current assets	1,665,602	1,735,834

Long-term assets:
Marketable securities	2,358,179	2,331,187
Property and equipment, net	50,728	48,692
Severance pay fund	5,162	5,262
Deferred tax asset, net	56,518	65,711
Goodwill and other intangible assets, net	837,046	838,020
Other assets	40,317	45,174
Total long-term assets	3,347,950	3,334,046

Total assets	$5,013,552	$5,069,880
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$695,163	$717,528
Trade payables and other accrued liabilities	310,796	339,325
Total current liabilities	1,005,959	1,056,853

Long-term liabilities:
Long-term deferred revenues	188,223	188,255
Income tax accrual	302,085	283,215
Deferred tax liability, net	174	240
Accrued severance pay	9,772	9,451
	500,254	481,161

Total liabilities	1,506,213	1,538,014

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,016,413	987,331
Treasury shares at cost	(4,283,388)	(4,043,271)
Accumulated other comprehensive gain (loss)	14,836	(4,250)
Retained earnings	6,758,704	6,591,282
Total shareholders’ equity	3,507,339	3,531,866

Total liabilities and shareholders’ equity	$5,013,552	$5,069,880
Total cash and cash equivalents, marketable securities and short-term deposits	$3,729,174	$3,615,414

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$167,422	$160,883
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,672	2,342
Amortization of intangible assets	974	634
Stock-based compensation	18,217	17,777
Realized loss (gain) on marketable securities	305	(72)
Decrease in trade and other receivables, net	162,850	121,370
Decrease in deferred revenues, trade payables and other accrued liabilities	(28,876)	(18,949)
Excess tax benefit from stock-based compensation	(1,131)	(217)
Deferred income taxes, net	1,315	819
Net cash provided by operating activities	323,748	284,587

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	-	(34,131)
Investment in property and equipment	(4,708)	(2,681)
Net cash used in investing activities	(4,708)	(36,812)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	16,150	31,787
Purchase of treasury shares at cost	(247,266)	(241,685)
Excess tax benefit from stock-based compensation	1,131	217
Net cash used in financing activities	(229,985)	(209,681)

Unrealized gain on marketable securities, net	24,705	12,503

Increase in cash and cash equivalents, marketable securities and short term deposits	113,760	50,597

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,615,414	3,682,933

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,729,174	$3,733,530

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

April 20, 2016

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